Exhibit 99.1

Vision Marine Technologies and Shaun Torrente Racing Make History with Unprecedented

116 mph Speed Record

Montreal, Canada — August 30, 2023 — Vision Marine Technologies Inc. (NASDAQ: VMAR) (“Vision Marine” or the “Company”), a global leader and innovator within the performance electric recreational boating industry, has achieved an unparalleled feat in collaboration with three-time world boat racing champion Shaun Torrente. The dynamic partnership has shattered all expectations, rewriting the records of speed on water with an astonishing accomplishment of 116 mph. This groundbreaking achievement marks a resplendent testament to Vision Marine’s innovative prowess and its relentless pursuit of excellence, driving the watercraft industry into an era of unparalleled performance and innovation.

With a resounding boom, Vision Marine has established a resplendent new world record, further solidifying its position as a trailblazer in the electric marine sector. Focused entirely on this groundbreaking speed milestone, the achievement of 116 mph has set a new standard that eclipses previous accomplishments. This audacious advancement not only redefines the limits of electric boating but leaves a wake of awe and inspiration for all who witness it.

Octillion Power Systems, a premier partner of Vision Marine, offers a glimpse into the innovation driving this revolutionary leap. Paul Beach, the visionary force behind Octillion, stated, “Octillion is proud to continue its support for the Vision Marine’s team and Shaun Torrente. It is exciting to see our battery systems being deployed in these groundbreaking events. Vision Marine is pushing the limits of battery-powered systems and creating new markets. Octillion is thrilled to be a part of this record-setting event!”

Ryan Rizor, Americas Head of Sales for Danfoss Editron, the provider of the electric motors for the E-Motion™ Electric Powertrain systems, echoes this sentiment, stating, "Our important partnership with Vision Marine is about more than just propulsion. It's about reimagining performance, sustainability, and pioneering an electrifying future for boating."

Guided by the unparalleled leadership of Vision Marine's CEO, Alex Mongeon, and the innovative prowess of Vision Marine’s CTO, Xavier Montagne, this achievement marries cutting-edge technology with Shaun Torrente's unparalleled skill, unveiling a new era of high-speed watercraft.

In addition to rewriting the record books, Vision Marine participated in the prestigious Kilo Run event hosted by the American Power Boat Association (APBA), further solidifying its presence as a dominant force in electric marine racing. As Vision Marine awaits the verdict of this event, the world braces for the colossal waves Vision Marine is making with its E-Motion™ technology.

The historic speed feat unfolded against the breathtaking backdrop of the 35th Edition of The Lake of The Ozarks (LOTO) Shootout. The arena, renowned for showcasing watercraft prowess, became the stage where Vision Marine and Shaun Torrente Racing etched their names in history. Spectators, industry luminaries, and media representatives alike marveled at the symbiosis of human skill and technological innovation.

Attendees of the LOTO Shootout were privileged to explore Vision Marine's production-ready boats, including the impressive Four Winns H2e E-Motion™ 180 E-equipped model. With insights from Four Winns representatives, attendees gained firsthand experience of the future of boating—a future propelled by electric power, innovation, and unrivaled speed.

This achievement echoes beyond records; it heralds an epoch of sustainable, high-speed racing. Vision Marines' groundbreaking triumph will undoubtedly inspire generations of boating enthusiasts, racers, and innovators to push the limits and embrace the electrifying potential of the water.

Join Vision Marine in celebrating this momentous achievement that forever reshapes marine racing history.

For more information on Vision Marine and their revolutionary E-Motion™ Technology, visit https://visionmarinetechnologies.com/e-motion-180e/.

About Shun Torrente

Shaun Torrente is a highly accomplished Formula One boat racer with an illustrious career spanning over three decades. With three world championships to his name, he is recognized for his exceptional skill and unwavering dedication to the sport.

About The Lake of the Ozarks Shootout

The Lake of the Ozarks Shootout stands as the United States’ largest unsanctioned charity boat race, celebrated for its exhilarating displays of speed and watercraft prowess. One of the nation’s premier destinations for boating and recreational enjoyment, the event gathers racing enthusiasts, community supporters, and industry aficionados. As a notable fixture on the boating calendar, the Lake of the Ozarks Shootout not only showcases high-octane races, but also champions philanthropic endeavors, reinforcing its role as a thrilling and purposeful gathering. For more information, please visit https://lakeoftheozarksshootout.com/lake-of-the-ozarks-shootout-2023/

About Vision Marine Technologies Inc.

Vision Marine Technologies Inc. (Nasdaq: VMAR), strives to be a guiding force for change and an ongoing driving factor in fighting the problems associated with waterway pollution by disrupting the traditional boating industry with electric power, in turn directly contributing to zero pollution, zero emission and a noiseless environment. Our Flagship E-Motion™ 180E electric marine powertrain is the first fully electric purpose-built outboard powertrain system that combines an advanced battery pack, inverter, and high efficiency motor with proprietary union assembly between the transmission and the electric motor design utilizing extensive control software. Our E-Motion™ and related technologies used in this powertrain system are uniquely designed to improve the efficiency of the outboard powertrain and, as a result, enhance both range and performance. Vision Marine continues to design, innovate, manufacture, and sell handcrafted, environmentally friendly, electric recreational boats to customers. The design and technology applied to our boats results in far greater enhanced performance in general, higher speeds, and longer range. Simply stated, a smoother ride than a traditional internal combustion engine (ICE) motorboat.

Forward-Looking Statements
Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory and other factors, many of which are outside of Vision Marine’s control. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Vision Marine’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (SEC) for the year ended August 31, 2022, as such factors may be updated from time to time in Vision Marine’s periodic filings with the SEC. Any forward-looking statement in this press release speaks only as of the date of this release. Vision Marine undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. https://visionmarinetechnologies.com.

Investor and Company Contact: Bruce Nurse

303-919-2913 or bn@v-mti.com